

FOR: **GOTTSCHALKS INC.**

CONTACT: Greg Ambro
Chief Financial Officer
(559) 434-4800
or
Financial Dynamics:
Leigh Parrish, Rachel Albert
(212) 850-5651

DISTRIBUTION: NO. CALIFORNIA NEWS LINE & EMAIL/FAX LIST: SFGOT

FOR RELEASE ON THURSDAY, AUGUST 24th at 1:05 P.M. P.D.T.

GOTTSCHALKS REPORTS SECOND QUARTER
FISCAL 2006 FINANCIAL RESULTS

FRESNO, CA – August 24, 2006 – Gottschalks Inc. (NYSE: GOT) today reported financial results for the second quarter of fiscal 2006. Net income for the second quarter was $486,000, or $0.04 per diluted share, compared to net income of $259,000, or $0.02 per diluted share, for the second quarter of fiscal 2005. Second quarter fiscal 2006 net income includes:

- a pre-tax gain of $0.4 million, or $0.02 per diluted share, relating to the Company's recovery under the Visa/Mastercard litigation settlement;
- a pre-tax gain of $0.9 million, or $0.04 per diluted share, relating to the asset sale of a corporate aircraft;
- a pre-tax charge of $0.1 million, or $0.01 per diluted share, relating to the accelerated depreciation of assets due to the planned closing of the Danville, California store in August 2006;
- and, a pre-tax charge of $0.2 million, or $0.01 per diluted share, relating to the expensing of stock based compensation.

Year to date net loss was $3.5 million, or $0.26 per diluted share, compared to a net loss of $1.7 million, or $0.13 per diluted share in the first six months of fiscal 2005. The net income for the first half of fiscal 2006 includes the aforementioned gains related to a litigation settlement and asset sale, partially offset by the accelerated depreciation charge as well as a pre-tax charge of $0.5 million, or $0.02 per diluted share, relating to the expensing of stock based compensation.

Same store sales increased 1.1 % for the second quarter of 2006. Total sales increased 1.2% to $153.4 million, from $151.6 million for the second fiscal quarter last year. Year to date same store sales were flat, while total sales increased slightly to $296.9 million from $295.7 million for the same period of fiscal 2005.

Jim Famalette, president and chief executive officer of Gottschalks, stated, "Our sales performance for the second quarter was not as strong as we had expected. While our soft line businesses had a solid gain of nearly 3%, it was partially offset by a weak quarter for hard lines. The record heat wave in California during July also affected sales, however, our Pacific Northwest stores generated solid sales gains of more than 4% during the period. We experienced strong performances in our core merchandise categories of shoes, accessories, cosmetics and better sportswear across our existing store base and we have begun to see the benefits of the re-fixturing program we are implementing in shoes and accessories. We plan to continue this program during the third quarter with the completion of several new installations in cosmetics as well."

Commenting on the Company's outlook, Mr. Famalette concluded, "Based on our performance in the first half of fiscal 2006, and current business trends, we expect same store sales for the year to be up approximately 1% and net income to be in the range of our previous guidance of $5.2 million to $5.6 million, including the special items in the second quarter and stock based compensation expense as well as taking into consideration the initiatives we are implementing to improve the home division performance. We are looking forward to the grand opening of our new store in Eugene, Oregon scheduled for the end of August. Our priorities for the second half of the year are focused on further developing our core merchandise categories, taking action to improve the performance of our home division and maintaining inventory management and cost controls. We are confident that building on the strengths of our business as we make further improvements will enable us to maximize shareholder value over the long-term."

The Company will open its fourth store in Oregon at the Valley River Mall in Eugene at the end of August. At this location the Company will be taking over a 124,000 square foot Macy's store lease. Additionally, as previously announced, the Company will close its 42,000 square foot store located in Danville, California during the third quarter.

Supplemental Operating Data:
In accordance with accounting standards generally accepted in the United States of America (GAAP), the operating results for closed stores are reported in the condensed financial statements as loss from discontinued operations and are excluded from the operating results from continuing operations. The following table provides additional information on operations and reconciles the total net sales, gross margin, and selling, general and administrative expenses to reported results from continuing operations:

	Thirteen Weeks Ended		Twenty-six Weeks Ended	
	July 29 2006	July 30, 2005	July 29 2006	July 30, 2005
Sales				
Continuing operations	$153,396	$149,646	$296,124	$291,819
Discontinued operations	0	1,991	785	3,923
Total	$153,396	$151,637	$296,909	$295,742
Gross margin				
Continuing operations	54,492	53,224	102,097	101,381
Discontinued operations	0	872	48	1,587
Total	$54,492	$54,096	$102,145	$102,968

Selling, general and administrative expenses

Continuing operations	50,182	48,816	100,123	96,550
Discontinued operations	0	997	243	1,977
Total	$50,182	$49,813	$100,366	$98,527

Net income (loss)

Continuing operations	486	413	(3,373)	(1,327)
Discontinued operations	0	(154)	(102)	(400)
Total	$486	$259	($3,475)	($1,727)

Earnings Teleconference and Webcast

Gottschalks will host a conference call today at 1:30 p.m. Pacific Time to review its results for the second quarter of fiscal 2006. To access the call, dial 800-540-0559 to listen to the call on the day of the event. If you are unable to participate in the call, a replay will be made available through August 31, 2006. To access this service, please dial 800-757-4761. No passcode is required for the live call or replay. The live conference call and replay can also be accessed via audio web cast at the Investor Relations section of the Company's web site, located at www.gottschalks.com.

About Gottschalks

Gottschalks is a regional department store chain, currently operating 62 department stores and 6 specialty apparel stores in six western states, including California (39), Washington (9), Alaska (6), Oregon (3), Nevada (2) and Idaho (3). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements

This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of its stores or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. GOTTSCHALKS DOES NOT PRESENTLY INTEND TO UPDATE THESE STATEMENTS AND UNDERTAKES NO DUTY TO ANY PERSON TO EFFECT ANY SUCH UPDATE UNDER ANY CIRCUMSTANCES.

(Tables follow)

GOTTSCHALKS INC.
CONDENSED STATEMENTS OF OPERATIONS
(In thousands, except share data)
(unaudited)

	Thirteen Weeks Ended		Twenty-six Weeks Ended	
	July 29 2006	July 30, 2005	July 29 2006	July 30, 2005
Net sales	$153,396	$149,646	$296,124	$291,819
Net credit revenues	723	670	1,360	1,449
Net leased department revenues	694	667	1,435	1,411
Total revenues	154,813	150,983	298,919	294,679
Costs and expenses:				
Cost of sales	98,904	96,422	194,027	190,438
Selling, general and administrative expenses	50,182	48,816	100,123	96,550
Gain on sale of aircraft	(946)	0	(946)	0
Depreciation and amortization	3,772	3,225	7,334	6,314
New store opening costs	52	179	52	288
Total costs and expenses	151,964	148,642	300,590	293,590
Operating income (loss)	2,849	2,341	(1,671)	1,089
Other (income) expense:				
Interest expense	2,414	2,084	4,650	4,013
Miscellaneous income	(360)	(438)	(794)	(789)
	2,054	1,646	3,856	3,224
Income (loss) before income tax effect	795	695	(5,527)	(2,135)
Income tax expense (benefit)	309	282	(2,154)	(808)
Income (loss) from continuing operations	486	413	(3,373)	(1,327)
Discontinued operations:				
Loss from operation of closed stores	0	(233)	(226)	(606)
Net gain on store closures	0	0	72	0
Income tax benefit	0	79	52	206
Loss on discontinued operations	0	(154)	(102)	(400)
Net income (loss)	$486	$259	($3,475)	($1,727)
Net income (loss) per common share - basic:				
Income (loss) from continuing operations	$0.04	$0.03	($0.25)	($0.10)
Loss from discontinued operations	$0.00	($0.01)	($0.01)	($0.03)
Net income (loss) per common share	$0.04	$0.02	($0.26)	($0.13)
Net income (loss) per common share - diluted:				
Income (loss) from continuing operations	$0.04	$0.03	($0.25)	($0.10)
Loss from discontinued operations	$0.00	($0.01)	($0.01)	($0.03)
Net income (loss) per common share	$0.04	$0.02	($0.26)	($0.13)
Weighted average # of common shares outstanding:				
Basic	13,399	13,255	13,385	13,166
Diluted	13,685	13,872	13,385	13,166

GOTTSCHALKS INC.
CONDENSED BALANCE SHEETS
(In thousands)
(unaudited)

	July 29, 2006	January 28, 2006	July 30, 2005
ASSETS			
CURRENT ASSETS:			
Cash	$6,494	$5,368	$6,010
Receivables - net	3,483	7,284	3,114
Merchandise inventories	163,402	159,986	168,484
Other	18,280	15,534	16,171
Total current assets	191,659	188,172	193,779
PROPERTY AND EQUIPMENT - net	134,791	133,545	130,754
OTHER LONG-TERM ASSETS	13,238	13,305	13,244
	$339,688	$335,022	$337,777
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Trade accounts payable and other current liabilities	$85,219	$88,472	$85,920
Current portion of long-term obligations	1,985	2,770	3,173
Total current liabilities	87,204	91,242	89,093
REVOLVING LINE OF CREDIT	75,764	47,935	61,953
LONG-TERM OBLIGATIONS (less current portion)	14,492	28,971	24,178
DEFERRED INCOME TAXES & OTHER	25,868	26,790	30,383
SUBORDINATED NOTE PAYABLE TO AFFILIATE	19,180	20,180	20,180
COMMITMENTS AND CONTINGENCIES			
STOCKHOLDERS' EQUITY	117,180	119,904	111,990
	$339,688	$335,022	$337,777

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